Mail Stop 3561

May 5, 2008

Michael C. Nahl
Executive Vice President
and Chief Financial Officer
Albany International Corp.
1373 Broadway
Albany, NY 12204

> **Re:** **Albany International Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 26, 2008**
> **File No. 1-10026**

Dear Mr. Nahl:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2007

Cover Page

1. Please replace the SEC file number you have identified on the Form 10-K with the file number indicated above.

Employees, page 22

2. Please disclose whether any of your employees are union members that are
    subject to collective bargaining agreements.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 36

3. Throughout your document, you disclose that you have initiated a deliberate,
    intensive three-year process of restructuring and performance improvement
    initiatives. Please expand your disclosure to describe your performance
    improvement initiatives, including the specific actions you have taken and will
    take to implement your plans. We note your discussion of the outlook of this plan
    on page 49; however, due to the significance of this plan, we believe this should
    be highlighted in the overview section of MD&A since it provides context for the
    remainder of your MD&A discussion.

    Furthermore, please discuss the types of expenses included as part of your
    performance improvement initiatives, including the line item(s) these expenses
    are classified on your statement of operations and the reasons why they are
    classified as such. Please quantify the impact of these expenses when describing
    the changes in segmental gross margin and segmental selling, general, technical
    and research expense, since a significant portion of the increase in these line items
    relates to expense for performance improvement initiatives.

Review of Operations, page 38

2007 vs. 2006, page 38

4. We note that you have quantified the impact of changes in currency translation
    rates on consolidated and segmental net sales and on consolidated STG&R
    expenses. Please tell us how you considered quantifying the impact of changes in
    currency translation rates on consolidated gross profit. Also tell us, and clarify to
    your readers, whether the impact of changes in currency translation rates on gross
    profit and STG&R expenses is allocated to your segments. If so, please address
    these items in your analysis of segmental gross profit and segmental operating
    income.

5. To the extent material to understanding your results of operations, please
    separately discuss the changes in the "selling and general expenses" and
    "technical, product engineering, and research expenses" line items as presented on
    your income statement. Also, please consider discussing the changes in research
    expense and unallocated expenses disclosed on page 40 as a subset to your
    discussion of consolidated STG&R expenses, as your current presentation of

these segmental reconciling items directly beneath your discussion of consolidated operating income, which includes these segmental reconciling items, may be confusing to your readers.

6. We note your discussion of income tax expense in the middle of page 40. Please tell us and better explain to your readers why your effective income tax rate appears unusually low for 2007. In this regard, we note your reconciliation of the effective tax rate on page 76, but it is unclear from your current disclosures why many of these line items are significantly different from the previous two years.

Paper Machine Clothing Segment, page 40

7. We note that net sales and operating income for 2006 were reduced due to a change in contract terms with a major customer. Please elaborate on the circumstances of this contract change, including how and why this impacted your revenue and expense recognition.

Albany Door Systems Segment, page 41

8. Please discuss in more detail the underlying reasons for the increased sales of new products and the aftermarket business in Europe, and quantify the impact of each contributing factor if possible. Additionally, please quantify the impact of the R-Bac acquisition on net sales, and tell us how you considered disclosing this acquisition's impact on gross profit and operating income. If this acquisition did not have a significant impact on your results, please clarify this matter to your readers.

Liquidity and Capital Resources, page 43

9. We note that your increase in capital expenditures in 2007 and 2006 were principally due to the PMC strategic investment program announced in January 2006. Please elaborate on the fundamentals of this plan and how this has and will affect your operations.

Critical Accounting Policies and Assumptions, page 48

10. We note that some of your critical accounting policies simply repeat the information contained in Note 1 to your financial statements. We remind you that such disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance. While accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in MD&A should present a

company's analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. You should also quantify the sensitivity of your estimates to change, based on other outcomes that are reasonably likely to occur and would have a material effect on your financial statements. Refer to Section V of our Release No. 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm. Please revise as appropriate, and show us what any revisions will look like.

Financial Statements, page 53

Notes to Consolidated Financial Statements, page 59

1. Accounting Policies – Revenue Recognition, page 59

   11. We note your revenue recognition policy and have the following comments:

- We read that certain contracts in the Applied Technologies segment are accounted for using the percentage of completion method. Please describe to us in more detail any contracts that you account for using the percentage of completion method, and tell us how you determined these contracts qualified for percentage of completion accounting under SOP 81-1.

- We read that the timing of revenue recognition is dependent upon the contractual arrangement, and these arrangements are specific to each customer. Please explain to us in more detail the various types of contractual arrangements that you offer to your customers and how you account for these arrangements, including any types of arrangements that result in the recognition of revenue and transfer of title at any point other than delivery of the completed product. Please expand your accounting policy to more clearly indicate the various types of contractual arrangements to which you are referring, as this may be unclear to your readers.

- We read on page 22 under Competition that you provide diverse services to your customers, including consulting and storing fabrics for delivery to the user. We also read that you offer aftermarket service and support for your door systems. Please explain to us in more detail the various types of services that you offer your customers and how you account for these services, including at what point you recognize revenue for any fabrics that you store for delivery to the user. Tell us how you determined you did not need to disclose your accounting policies for these services in Note 1. Also tell us how you considered the guidance in Rule 5-03 of Regulation S-X for separately disclosing net sales and cost of sales for products and for services.

6. Financial Instruments, page 68

12. We note your discussion of the $180 million 2.25% convertible notes and the related convertible note hedge and warrant transactions. We have the following comments:

- Please disclose to your readers a more detailed explanation of the circumstances under which the convertible debt may be redeemed for cash, converted into Class A stock, or converted into a combination of cash and stock. Also clarify whether these redemptions or conversions occur at the option of the holder or at your option. Please show us what this enhanced disclosure will look like.

- With regards to the convertible note hedge, please explain to us, and clarify to your readers, whether you may acquire shares that fully offset the delivery of newly issued shares upon conversion of the notes. In this regard, it appears from the definition of Exercisable Options in your convertible note hedge transaction confirmation agreement that you may only receive 40% of the shares you would issue upon conversion of the notes.

- With regards to the warrant transaction, please tell us where you disclosed the terms of the warrants as indicated by Rule 4-08(i) of Regulation S-X.

- We read that you concluded that the convertible feature of the notes, the convertible note hedge, and the warrant transactions each meet the requirements of EITF 00-19 to be accounted for as equity instruments. Please explain to us in more detail how you reached these conclusions, including whether all of these agreements may be settled in unregistered shares, and whether such a settlement alternative triggers any penalties.

- We note your registration rights agreement related to the convertible notes and underlying shares. Please provide us with your analysis of whether this agreement contains a registration payment arrangement as defined by FSP-EITF-00-19-2, and if so, please tell us how you considered the accounting and disclosure guidance in FSP-EITF-00-19-2.

7. Commitments and Contingencies, page 70

13. We note your discussion of lawsuits alleging that certain individuals suffered personal injury as a result of exposure to asbestos and have the following comments:

- It appears that about two-thirds of the claims pending against you are in federal court at the multidistrict litigation panel in Mississippi, and we note your disclosures concerning these claims. However, it is unclear to us that you have provided all disclosures required by SFAS 5, SOP 94-6 and SAB Topic 5:Y for the remaining one-third of the claims pending against you that are not at the MDL. Please advise, and if appropriate, revise your disclosure to address more clearly these claims.

- We note your disclosure at the top of page 71 of the total number of claims outstanding at various dates. Please refer to Question 3 of SAB Topic 5:Y and provide us with a rollforward of the number of claims at each balance sheet date, including the number of claims filed for each period presented and the number of claims dismissed, settled or otherwise resolved for each period. Additionally, if the average settlement amount varies from year to year or reflects trends such as increasing over time, it appears that additional disclosure on this matter may be necessary. Please also provide us with this information for Brandon.

- Please tell us whether you have any liability for the facilities that produced the asbestos-containing products. If so, please tell us how you determined you did not need to provide additional disclosures under SFAS 5, SOP 96-1 or SFAS 143, if applicable.

- Please disclose the above information to your readers, either here or in another appropriate place in your filing, or tell us why such disclosures are not applicable.

12. Reportable Segments and Geographic Data, page 78

14. We read at the top of page 79 that you do not allocate corporate headquarters expenses to your segments, and we note your presentation of these unallocated expenses within your reconciliation to consolidated income before income taxes on page 80. Please provide your readers with a brief description of the types of expenses that comprise your corporate headquarters expenses. Additionally, please provide your readers with a brief description of the types of assets that are not allocated to your segments, particularly the other assets presented within your reconciliation to consolidated total assets on page 81. We believe this information provides your readers with better insight into how management views the company. Refer to paragraphs 31(b) and (c) of SFAS 131.

15. Stock Option and Incentive Plans, page 88

15. We note your 2005 incentive plan that provides key members of management with incentive compensation based on achievement of certain performance targets and are paid out over three years, partly in cash and partly in Class A common stock. We further note that you are recognizing expenses associated with this plan over the vesting period, which includes the year for which performance targets are measured and the two subsequent years. Please tell us why you

recognize expense for this plan over a vesting period that includes the two subsequent years, and explain to us in more detail how this complies with SFAS 123(R). Also tell us whether you classify these awards as liabilities or as equity, and the accounting guidance you are relying on in reaching your conclusion.

Disclosure Controls and Procedures, page 95

16. You state that your certifying officers concluded that your disclosure controls and procedures were effective in "ensuring that information required to be disclosed in the periodic reports that [you] file[] or submit[] under the Exchange Act is accumulated and communicated to [your] management, including [your] Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure." In future filings, please revise your conclusion to include the full definition of disclosure controls and procedures as outlined in Exchange Act Rule 13a-15(e) rather than the summarized definition you include now. In this regard, please state, if true, whether the same officers concluded the controls and procedures were effective to "ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms" and to "ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is accumulated and communicated to [your] management, including [your] principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." Additionally, please confirm to us that your conclusion regarding effectiveness would not change had these statements been included in the filing.

Definitive Proxy Statement on Schedule 14A

Election of Directors, page 2

17. Please clearly disclose five full years of business experience for each of the directors. See Item 401(e) of Regulation S-K. In this regard, please clarify Mr. Hotard's business experience for the past five years.

Benchmarking and Use of Consultant, page 22

18. It appears that you engage in benchmarking against the broader sample of compensation data, including information in the Watson Wyatt Top Management Survey, the Mercer Executive Compensation Survey and the Private Executive Compensation Survey. If so, please identify the companies in each of those surveys. See Item 402(b)(2)(xiv) of Regulation S-K.

Grants of Plan-Based Awards, page 28

> 19. Please revise to include the cash performance incentive in the grants of plan-based awards table. See Item 402(a)(6)(iii) and (c) of Regulation S-K. Refer to page 81 of our Release No. 33-8732A, available on our website at http://www.sec.gov/rules/final/2006/33-8732a.pdf.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. If you amend one of your filings, you may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or in her absence Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director